SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 30, 2014

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

PETROBRAS ARGENTINA ENTERS INTO AN AGREEMENT TO EXTEND

CONCESSIONS HELD IN THE PROVINCE OF RIO NEGRO

Buenos Aires, April 29, 2014 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) announces that it  has entered into an agreement with authorities from the Province of Rio Negro to extend for a 10-year  term the three concessions held in that province: 25 de Mayo – Medanito, Jagüel de los Machos and Río Neuquén.

This agreement, which will be submitted to the local Legislative Body for ratification, provides for the payment of a Fixed Bond of US$92.8 million and the payment of a 3.5% supplementary contribution on hydrocarbon production (in addition to the 12% royalty payment). Moreover, Petrobras Argentina will invest an additional amount of US$18.5 million in infrastructure and equipment for state-owned agencies and educational and health institutions.

Petrobras Argentina plans to spend US$819 million in hydrocarbon exploration and production as from the effective date of the agreement until the new expiration date of the concessions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 04/30/2014

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney